UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

_____________________

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Doses First Patient in Phase 1b Clinical Trial of ADCT-601 Targeting AXL as a Single Agent and in Combination with Gemcitabine in Advanced Solid Tumors

ADCT-601 binds to AXL, a cancer antigen expressed in solid tumors such as sarcoma and is associated with resistance to chemotherapy

ADCT-601 was observed to have a manageable tolerability profile as monotherapy in Phase 1a

Pre-clinical studies demonstrate anti-tumor activity and synergy with gemcitabine

LAUSANNE, Switzerland, July 27, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced the first patient has been dosed in the Phase 1b clinical trial evaluating ADCT-601 (mipasetamab uzoptirine) targeting AXL as a single agent and in combination with gemcitabine in patients with selected advanced solid tumors.

The Phase 1b open-label, dose-escalation and dose-expansion clinical trial evaluates the safety and tolerability of ADCT-601 as a single agent and in combination with gemcitabine in patients with selected advanced solid tumors. The first arm of the trial will enroll approximately 18 patients with sarcoma, a tumor resistant to current available cancer treatments in which AXL is overexpressed. For more information about the Phase 1b trial, please visit www.clinicaltrials.gov (identifier NCT05389462).

About ADCT-601

ADCT-601 is composed of a humanized monoclonal antibody that binds to human AXL (licensed from BerGenBio), conjugated using GlycoConnect™ technology (licensed from Synaffix BV) to a linker with a pyrrolobenzodiazepine (PBD)-dimer toxin. Once bound to an AXL-expressing cell, ADCT-601 is internalized into the cell, where enzymes release the PBD-based warhead. In preclinical human cancer models via AXL-mediated delivery of a PBD dimer warhead, ADCT-601 demonstrated potent and durable antitumor activity.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 27, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel